Mail Stop 03-08


								February 14, 2005


By Facsimile and U.S. Mail

Mr. Shawn M. Preator
Chief Financial Officer
Pizza Inn, Inc.
3551 Plano Parkway
The Colony, Texas 75056

	RE:	Form 10-K for the fiscal year ended June 27, 2004
		File Date: September 24, 2004
		File No. 0-12919

Forms 10-Q for the periods ended September 26 and December 26,
2004


Dear Mr. Preator:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended June 27, 2004


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations


Fiscal 2004 Compared to Fiscal 2003
1. In future filings please consider including an overview section that adds context for the remainder of the discussion by providing a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. See Section III.A of SEC Release 33-8350.
2. Throughout this section, you refer to two or more factors that contributed to material changes over the reported periods of the various components of your results of operations. In future filings rather than simply using the term "primarily" in describing changes, quantify the amount of the change that is attributable to the primary source you identify as they relate to these components. In addition to quantifying the dollar effect of the various contributing factors ensure that you provide information about the quality of and potential variability of your earnings, so that investors can ascertain the likelihood that past performance is indicative of future performance. See Section III.D of SEC Release 33-6835.
3. We note that 34 new franchise units were opened and 39 units were closed during fiscal 2004. Please tell us and disclose in future filings what impact these events had on your operations as well as the impact, if any, on collectibility of any outstanding receivables and royalties due to the company. Additionally, please consider including a rollforward within your MD&A to show beginning units, units closed, new units and ending units for all applicable years to supplement your discussion of results of operations and to enhance the ability to evaluate trends in franchise operations. This disclosure should cover each franchise format (e.g., Buffet`s, Delco`s and Express locations). If you believe other information is more meaningful or appropriate, please advise.
4. It appears that at least 10% of your franchised locations have closed in each of the past two years. Tell us, and revise your MD&A in future filings to address, whether this level of store turnover is consistent with management`s expectations. If the level of store closures is above the level you have experienced historically, please discuss the reasons, if known, for the high level of turnover and the potential impact on your future prospects.

Contractual Obligations and Commitments
5. In future filings please revise your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See
Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued
December 19, 2003 available at www.sec.gov.

Financial Statements

Consolidated Balance Sheets
6. You disclose in the proxy statement that the company expected the balance of the Clairday Debt of $335,318 to be paid in full pending completion of negotiations with Mr. Clairday. Please tell us the status of these negotiations. In light of the age of the related receivables and the lack of significant payment/set-off activity in recent years we assume that you classify any unreserved balance associated with these receivables as a non-current asset. Please confirm that our understanding is correct, or tell us why you believe that current classification is appropriate. In this regard we refer you to ARB 43 Chapter 3 (especially paragraphs 4 and 6). Consolidated Statement of Operations
7. The company discloses that it has a wholly-owned insurance operation (PIBCO Ltd). Tell us, with a view towards future disclosure, whether this is a captive insurance operation for the purpose of managing the company`s self-insured risk exposures and tax planning or an operating insurance enterprise that serves third-party customers. To the extent that PIBCO Ltd. serves third party customers, tell us:
* the nature of the insurance operations (e.g., types of risks insured, duration of policies, nature of customers, etc.);
* gross dollar amount of coverage outstanding for policies in force and, to the extent applicable, the extent to which risk associated with policies in force has been assumed by reinsurance arrangements;
* the amount of premium revenues and associated expenses reflected for each period presented;
* where revenues and related costs of insurance operations are classified on the consolidated statement of operations; and
* where insurance related obligations are classified on the balance sheet.


Note A - Organization and Summary of Significant Accounting
Policies

Revenue Recognition
8. Please confirm for us supplementally and revise your future disclosure to specify, if true, that title and risk of loss transfer upon shipment in accordance with the terms of your agreements with your franchisees, or tell us why recognition of revenue upon shipment is appropriate. Clarify whether equipment sales require installation or testing prior to franchisee acceptance. Refer to SAB 104 for guidance.

Note I - Commitments and Contingencies
9. With respect to store closings, openings and territory sales, please address the disclosure requirements of paragraph 20 of SFAS
45
or tell us why such disclosure is not required.


Schedule II
10. We note that your write-offs of receivables are net of
recoveries.   Please tell us supplementally, and disclose in
future
filings, the amount of write-offs and recoveries on a gross basis.

Form 10-Q for the Quarter Ended December 26, 2004


Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations
11. Please tell us, with a view towards future disclosure, more about the specific nature and amount of factors leading to the adverse changes in gross margin over the past several quarters. For example, in your Form 10-K for the fiscal year ended June 27, 2004 you attribute increased costs to an increase in block cheese prices. It is unclear whether the company has the intent or ability to raise prices to compensate for the increases in product costs you mention.
Based on the increased inventory levels on your balance sheet, we assume the recognition of increased product costs will persist as you sell product in future quarters. Identify any known or likely trend in costs, to the extent applicable.

12. You include "Other Income" in revenues on your statement of operations. It appears that this line item includes several non-revenue items, such as, interest income, gains on asset sales, etc.
Also, your references to "third-party commissions" and "vendor incentives" also suggest that revenue classification may not be
appropriate.   Please tell us the nature and amount of each item
included in "Other Income" for fiscal years 2002, 2003 and 2004
and
for the quarters ended September 26, 2004 and December 26, 2004
and
how you determined that revenue classification was appropriate. Please provide references to authoritative literature supporting your classification, to the extent possible.  In this regard we refer you
to Rule 5-03(b) of Regulation S-X and remind you that other
income,
interest income and similar transactions must be classified as non-
operating income rather than revenues.  Please refer to EITF 02-16
for guidance on accounting for vendor incentives.   We may have
further comments after reviewing your response.

*******



As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 824-5493. Any other questions may be directed to me at (202) 942-2905.

Sincerely,



                George F. Ohsiek, Jr.
    Branch Chief



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Mr. Shawn M. Preator
Chief Financial Officer
Pizza Inn, Inc.
February 14, 2005
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